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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 21426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Tryon Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1533 Greenwood Cliff, Ste 401
 (No. and Street)

Charlotte NC 28204
 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Candace Scappator 704-831-5043
 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Elliott Davis Decosimo
 (Name – *if individual, state last, first, middle name*)

200 East Broad Street, Ste. 500	Greenville	SC	29606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _H. Keith Brunnemer III_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
First Tryon Securities, LLC , as
of ____ _12/31_ _____, 20 _16_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
Title

Candace L. Scappator
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. _N/A_
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. _N/A_
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANDACE L SCAPPATOR
NOTARY PUBLIC
MECKLENBURG CO., NC

My Commission expires 8/28/2019

First Tryon Securities, LLC

Financial Statements and Accompanying Information

For the Years Ended December 31, 2016 and 2015

(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)

First Tryon Securities, LLC
2016 Annual Report

Table of Contents   **Page**


elliott davis decosimo

Report of Independent Registered Public Accounting Firm

The Members
First Tryon Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of First Tryon Securities, LLC (the "Company") as of December 31, 2016 and 2015, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Elliott Davis Decosimo, PLLC

Greenville, South Carolina
February 24, 2017



FIRST TRYON SECURITIES, LLC
Statements of Financial Condition
December 31, 2016 and 2015

	2016	2015
Assets		
Cash and cash equivalents	$ 810,762	$ 115,565
Cash deposited with clearing broker	100,000	100,000
Marketable securities owned, at market value	26,114,480	23,910,644
Interest receivable	199,042	193,669
Property and equipment, net	141,123	158,859
Other assets	241,228	488,546
Total assets	$ 27,606,635	$ 24,967,283
Liabilities and Members' Equity		
Liabilities		
Securities sold not yet purchased, at market value	$ 9,128,657	$ 4,495,042
Margin account borrowings	7,612,806	10,880,451
Accrued compensation	1,701,091	808,172
Other accrued expenses and liabilities	149,731	245,354
Total liabilities	18,592,285	16,429,019
Members' Equity		
Capital	7,944,078	7,940,665
Distributable earnings	1,070,272	597,599
Total Members' equity	9,014,350	8,538,264
Total liabilities and Members' equity	$ 27,606,635	$ 24,967,283

The accompanying notes are an integral part of this financial statement

FIRST TRYON SECURITIES, LLC
Notes to Financial Statements
For the years ended December 31, 2016 and 2015

Note 1 - Nature of operations

First Tryon Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's purposes of operation are to i) engage as a broker-dealer on a fully disclosed basis in the purchase and sale of fixed income securities primarily with other brokers, dealers and financial institutions, and ii) provide independent municipal advisory services to governmental and not-for-profit entities in connection with public financial or debt instruments. The Company was approved by the National Association of Securities Dealers to initiate trading operations as of October 21, 1996.

The Company is a North Carolina limited liability company, organized on September 1, 1996 and currently operating under the Operating Agreement of First Tryon Securities, LLC, a North Carolina Limited Liability Company, effective May 3, 2011. The Company shall continue in existence until it is terminated in accordance with the provisions of the Operating Agreement. Members are not ultimately liable for any debts, liabilities or obligations of the Company, losses of capital or losses of profits solely for acting as an equity owner and not beyond the respective capital contributions of each member. Withdrawing members' ownership interests are transferable, with no management rights, upon the lapse of the term for the Company's option to purchase the same ownership interests. Ownership interests are transferable in accordance with the terms of the Operating Agreement.

Note 2 - Summary of significant accounting policies

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities owned

Marketable securities consist of fixed income securities and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities. All marketable securities owned by the Company are considered trading securities. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded as trading revenue in the accompanying statements of operations.

Property and equipment

Furniture and equipment, software, and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using principally the 200 percent declining balance method for furniture and equipment and the straight line method for software and leasehold improvements. The costs of maintenance and repairs that do not improve or extend the life of the respective asset are expensed as incurred. The cost and accumulated depreciation and amortization of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

Net Trading Revenue

Net trading revenue represents revenue earned through the buying and selling of corporate and municipal fixed income securities. In addition to the revenue generated at the transaction level, net trading revenue also includes the write up or write down of the market value of the securities in inventory at the financial statement date.

FIRST TRYON SECURITIES, LLC
Notes to Financial Statements
For the years ended December 31, 2016 and 2015

Note 2 - Summary of significant accounting policies (continued)

Financial advisory income

Financial advisory income primarily represents income earned from advisory services and is recorded based on contract price in the period earned.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Limited liability corporations are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the Company's financial statements.

Management has evaluated the tax positions of the Company and it is the opinion of management that there are no significant uncertain tax positions that would be material to these financial statements.

Allocations and distributions to members

Allocation of income, losses and distributions of cash are made to the members in accordance with terms of the operating agreement and amendments entered into by the members. The allocations are based on the members' ownership interests.

Recently issued accounting pronouncements

In May 2014, the FASB issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. In August 2015, the FASB deferred the effective date of ASU 2014-09, *Revenue from Contracts with Customers.* This topic was amended again in March 2016 to clarify the implementation guidance on principal versus agent considerations and address how an entity should assess whether it is the principal or the agent in contracts that include three or more parties. The amendments will be effective for the Company for annual periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 15, 2019. The Company does not expect these amendments to have a material effect on its financial statements.

In January 2016, the FASB amended the Financial Instruments topic of the Accounting Standards Codification to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments will be effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company will apply the guidance by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amendments related to equity securities without readily determinable fair values will be applied prospectively to equity investments that exist as of the date of adoption of the amendments. The Company does not expect these amendments to have a material effect on its financial statements.



FIRST TRYON SECURITIES, LLC
Notes to Financial Statements
For the years ended December 31, 2016 and 2015

Note 2 - Summary of significant accounting policies (continued)

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the effect that implementation of the new standard will have on its financial position, results of operations, and cash flows.

Note 3 - Clearing broker and related payable

The Company currently has a clearing agreement with Pershing, LLC. ("Pershing") to clear all trade transactions. The Company was required to maintain a cash deposit of $100,000 as of December 31, 2016 and 2015, with Pershing in accordance with the terms of the clearing agreement.

The accounts maintained with Pershing are composed of funds to settle securities traded, not yet settled and proceeds from all trade transactions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through Pershing. The accounts are also used by the Company to transfer funds to bank accounts for the administrative operations of the Company.

The Company has a margin account with its clearing broker and has a net payable of $7,612,806 and $10,880,451 in this account as of December 31, 2016 and 2015, respectively. Securities owned by the Company are pledged as collateral for any outstanding payables, which accrue interest at a variable rate determined as described in the clearing agreement. Interest expense on the margin accounts for the years ended December 31, 2016 and 2015 was $300,671 and $391,845, respectively. The amount of margin available to the Company is based on the requirements of Pershing LLC, its clearing broker. If the fair value of margin securities decreases to the extent the amount of margin available is less than the amount of margin securities available, a margin call would occur. As a result, the Company would be required to either pay cash or liquidate securities to the extent needed to be compliant with contractual parameters. The amount of unused margin as of December 31, 2016 and 2015 was $2,779,520 and $2,682,051, respectively.

Note 4 - Marketable securities owned and securities sold, not yet purchased

The Company adopted "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under GAAP, and enhances disclosures about fair value measurements. The Company records marketable securities owned and securities sold, not yet purchased at fair value but does not expand the use of fair value in any new circumstances. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company believes that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. The Company requires fair value measurements be separately disclosed by level within the fair value hierarchy. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the adopted fair value hierarchy.

Fair value measurements for which there exists limited or no observable market data requires assets and liabilities be based primarily upon estimates. These estimates are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique and changes in the



FIRST TRYON SECURITIES, LLC
Notes to Financial Statements
For the years ended December 31, 2016 and 2015

Note 4 - Marketable securities owned and securities sold, not yet purchased (continued)

underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to determine fair value disclosures. All marketable securities owned by the Company are considered trading securities. Trading securities are recorded at fair value on a recurring basis.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Level 2 - Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets and valuations are based on observable market data in those markets. Level 2 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company had no Level 3 assets or liabilities at December 31, 2016 or 2015.

Marketable securities owned and securities sold, not yet purchased, at December 31, 2016 and 2015 consist of the following:

Marketable securities owned at market value:

| | | | Fair Value Measurements at Reporting Date Using | |
Description	12/31/2016		Level 1	Level 2
State and municipal obligations	$ 7,067,026	$	- $	7,067,026
Corporate bonds, debentures and notes	17,644,091		1,695,410	15,948,681
Foreign bonds	1,403,363		61,222	1,342,141
	$ 26,114,480	$	1,756,632 $	24,357,848

Description	12/31/2015		Level 1	Level 2
State and municipal obligations	$ 2,961,612	$	- $	2,961,612
Corporate bonds, debentures and notes	19,602,557		1,870,696	17,731,861
Foreign bonds	1,346,475		-	1,346,475
	$ 23,910,644	$	1,870,696 $	22,039,948

FIRST TRYON SECURITIES, LLC
Notes to Financial Statements
For the years ended December 31, 2016 and 2015

Note 4 - Marketable securities owned and securities sold, not yet purchased (continued)

Securities sold, not yet purchased, at market value:

		Fair Value Measurements at Reporting Date Using	
Description	**12/31/2016**	**Level 1**	**Level 2**
Corporate bonds, debentures and notes	$ 4,310,729	$ 971,637	$ 3,339,092
Obligations of U.S. government agencies	4,817,928	-	4,817,928
	$ 9,128,657	$ 971,637	$ 8,157,020
Description	**12/31/2015**	**Level 1**	**Level 2**
Corporate bonds, debentures and notes	$ 1,994,472	$ 510,686	$ 1,483,786
Obligations of U.S. government agencies	2,500,570	-	2,500,570
	$ 4,495,042	$ 510,686	$ 3,984,356

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities. These amounts are recorded as a liability on the statements of financial condition.

Note 5 - Property and equipment

Property and equipment as of December 31, 2016 and 2015 is summarized as follows:

	2016	2015
Furniture and equipment	$ 387,272	$ 433,152
Software	-	40,426
Leasehold Improvements	380,511	380,511
	767,783	854,089
Less: accumulated depreciation	626,660	695,230
	$ 141,123	$ 158,859

Depreciation expense for the years ended December 31, 2016 and 2015 were $66,056 and $62,755, respectively.

Note 6 - Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio, which agree with the Company's Focus Report as of December 31, 2016 and 2015, were as follows:

	2016	2015
Net capital	$4,080,326	$4,223,031
Net capital ratio (ratio of indebtedness to capital)	2.32 to 1	2.83 to 1

FIRST TRYON SECURITIES, LLC
Notes to Financial Statements
For the years ended December 31, 2016 and 2015

Note 7 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 8 – 401(k) Profit sharing plan

Effective June 15, 2000, the Company adopted a 401(k) profit sharing plan available to all employees. Participants may contribute annually up to $18,000 plus an additional $6,000 in catch-up contributions if age 50 or older. The Company guarantees a 3 percent safe harbor contribution and may also make a discretionary contribution. The Company recognized net expense of $64,461 and $63,878 related to the 401(k) profit sharing plan for the years ended December 31, 2016 and 2015, respectively.

Note 9 - Supplemental cash flow information

Amounts paid for interest totaled $301,371 and $392,793 during 2016 and 2015, respectively.

Note 10 - Operating lease

The Company leases office space from its majority member under a ten-year operating lease agreement. Rent expense under this lease, as amended effective March 1, 2013, for the years ended December 31, 2016 and 2015 was $185,199 and $179,805, respectively. Future lease obligations are shown in the table below:

2017	190,755
2018	196,478
2019	202,372
2020	208,443
2021	214,696
Subsequent	258,173

Note 11 - Concentrations of credit risk and other business concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates the financial condition and creditworthiness of a counterparty before making a decision to conduct business with that counterparty and on an on-going basis.

Additionally, the Company places its cash and cash equivalents on deposit with North Carolina financial institutions and with Pershing. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time-to-time, the Company may have balances in excess of the FDIC insured limit. The balance with Pershing ($100,000) is not insured.

Note 12 - Subsequent events

The Company has evaluated subsequent events through the filing date in connection with the preparation of these financial statements which is the date these financial statements were issued.